Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Omnicom Group Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-3 (the “Registration Statement”) of Omnicom Group Inc. and subsidiaries of our report dated February 9, 2017 with respect to the consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule on page S-1, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 Annual Report on Form 10-K of Omnicom Group Inc. and subsidiaries and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

New York, New York
December 4, 2017